

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2022

Avraham Brenmiller
Chief Executive Officer
Brenmiller Energy Ltd.
13 Amal Street, 4th Floor
Park Afek
Rosh Haayin 4809249, Israel

> **Re: Brenmiller Energy Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 9, 2022**
> **CIK No. 0001901215**

Dear Mr. Brenmiller:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1, As Amended

Prospectus Summary
The Offering, page 7

1. We note your disclosure that 16,539,349 Ordinary Shares will be issued and outstanding after the completion of this offering. Please revise to clarify, if true, that this amount includes 53,596 shares underlying the options granted to a third party in connection with the offering described on page II-2, or advise. Please also revise to clarify your references both here and on page ii that as of March 8, 2022, there are 16,539,349 Ordinary Shares issued and outstanding.

Summary Consolidated Financial Data, page 8

2.   Refer to the added line items of loss per share, basic and diluted, and weighted average number of shares outstanding that give pro forma effect to the reverse split. Please delete the duplicate historical line items of loss per share, basic and diluted, and weighted average number of shares, that have not been given retroactive impact to the reverse split. Also, please delete reference to the use of pro forma, and instead you may choose to include a footnote to the table explaining that all historical per share data has been given retroactive effect to the 2:1 reverse split. Similar revision should be made to the results of operations table in MD&A on page 30, along with the historical statements of comprehensive income on pages F-3 and F-16 and related footnotes.

Capitalization, page 29

3.   We are unable to see your revisions made in response to our prior comment number 9. As such, we reissue our comment. Please expand the shareholders' equity section to provide the number of ordinary share capital authorized, issued and outstanding on both an actual and adjusted basis for the period presented. In addition, expand the second bullet point to disclose, if true, that the 152,655 Prefunded Warrants have underlying ordinary shares at a ratio of one-to-one and that the Prefunded Warrants have been fair valued at a nominal amount or no value was assigned.

Business, page 40

4.   We note your response to prior comment 14. Please revise your disclosure to discuss the operations of Rani Zim Sustainable Energy Ltd. and your other subsidiaries.

Related Party Transactions, page 77

5.   We note your response to prior comment 18 and reissue it in part. Disclosure on page F-12 describes the establishment of a new company which will be jointly controlled by you and Rani Zim. Please revise your disclosure here to describe this company's establishment, and any related transactions and/or loans required to be disclosed under Item 7.B of Form 20-F, or provide us with your analysis as to why this disclosure is not required.

Selling Shareholders, page 78

6.   We note your revisions in response to prior comment 19. Please further revise your disclosure to address the following:

- The following sentences appear to imply that more shares may be issued and sold than the number being offered by your prospectus and registered for resale (emphasis added): "In accordance with the terms of the Private Placement, this prospectus generally covers the resale of at least a number of Ordinary Shares issued in the Private Placement. Because the number of Ordinary Shares may be adjusted, the number of Ordinary Shares that will actually be issued <u>may be more</u> or less than the number of Ordinary Shares being offered by this prospectus." Please revise.

- The percentage ownership of Y.D. More Investment is disclosed as 9.27% in column three of the table, while the calculation appears to yield 8.68%. The final sentence of Note 6 does not appear to apply. Please advise or revise.

- Please also revise the first sentence of Note 3 to clarify, if true, that the 152,655 shares are to be issued upon exercise of prefunded warrants, which will be issued in the second closing.

<u>Exhibits</u>

7.   Please refile your exhibits in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 60, December 2021) and Item 301 of Regulation S-T.

8.   The subscription agreement filed as Exhibit 10.4 contains references to schedules which appear to have been omitted. If you are relying on Item 601(a)(5) of Regulation S-K, please ensure that these, and other filed exhibits as applicable, contain the list of omitted schedules contemplated by Item 601(a)(5) of Regulation S-K. Please include an appropriate footnote in the exhibit index.

     You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                                Sincerely,

                                              Division of Corporation Finance
                                              Office of Manufacturing

cc: Eric Victorson